UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

American Apparel, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-3200601
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

747 Warehouse Street, Los Angeles, CA	90021-1106
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.                     DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On December 21, 2014, the Board of Directors (the “Board”) of American Apparel, Inc. (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) to shareholders of record at the close of business on January 2, 2015 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company a unit consisting of one ten-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), at a purchase price of $3.25 per Unit, subject to adjustment (the “Purchase Price”).  The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 21, 2014 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company as Rights Agent.

Rights Certificates; Exercise Period.  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed.  Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (“Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of (a) preexisting holdings, (b) repurchases of stock by the Company, (c) certain inadvertent actions by institutional or certain other stockholders or (d) the acquisition of stock pursuant to a Qualified Offer (as defined below), and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer (other than a Qualified Offer) that would result in a person or group becoming an Acquiring Person.  For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Under the terms of the Rights Agreement, each of Dov Charney, Standard General L.P., Standard General Master Fund L.P. and P STANDARD GENERAL LTD. (collectively, the “Standard General Group”) shall be deemed to be an Acquiring Person if any member of the Standard General Group or any of their respective Affiliates (i) acquires beneficial ownership of any additional shares of Common Stock prior to the completion of the 2015 annual meeting of stockholders of the Company, or (ii) acquires beneficial ownership of additional shares of Common Stock representing one tenth of one percent (0.1%) or more of the shares of Common Stock then outstanding anytime after the completion of the 2015 annual meeting of stockholders of the Company (in the case of (i) and (ii) determined by reference to the number of shares of Common Stock reported to be beneficially owned on Amendment No. 15 to the Schedule 13D dated December 12, 2007 filed by Mr. Charney on July 11, 2014 and Amendment No. 2 to the Schedule 13D dated July 7, 2014 filed by Standard General L.P. on July 11, 2014).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 21, 2015 (the “Final Expiration Date”), unless such date is extended or the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

Preferred Share Provisions.  Each one ten-thousandth of a share of Preferred Stock, if issued:

•                  will not be redeemable;

•                  will entitle holders to quarterly dividend payments of $0.001 per one ten-thousandth of a share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•                  will entitle holders upon liquidation either to receive $1 per one ten-thousandth of a share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•                  will have the same voting power as one share of Common Stock, unless dividends on shares of Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividend payments, in which case the one ten-thousandths of a share of Preferred Stock will also have the right, voting as a class, to elect two (2) directors; and

•                  if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Flip-in Trigger.  In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the Board determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (such an offer being referred to as a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.  However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-over Trigger.  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature.  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one ten-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments.  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights.  At any time prior to the earlier to occur of (i) 10 business days following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement) or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

Amendment of Rights.  Any of the provisions of the Rights Agreement may be amended by the Board of the Company prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement.  The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Miscellaneous.  Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Anti-Takeover Effects.  The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

*              *              *

The foregoing description of the Rights Agreement, the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Certificate of Designation of Series B Junior Participating Preferred Stock of the Company, copies of which have been filed as Exhibits 3.1 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2014 and are incorporated herein by reference.

ITEM 2                        EXHIBITS.

3.1

Certificate of Designation of Series B Junior Participating Preferred Stock of American Apparel, Inc. filed with the Secretary of State of the State of Delaware on December 22, 2014 (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by American Apparel, Inc. on December 22, 2014).

4.1

Rights Agreement, dated as of December 21, 2014, between American Apparel, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designation as Exhibit A, the form of Rights Certificate as Exhibit B and the form of Summary of Rights to Purchase Preferred Stock as Exhibit C (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by American Apparel, Inc. on December 22, 2014).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAN APPAREL, INC.

Date:	December 22, 2014	By:	/s/ Chelsea A. Grayson
			Name:	Chelsea A. Grayson
			Title:	General Counsel, Executive Vice President and Secretary